BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Itaú Holding has been chosen for inclusion in the Dow Jones
Sustainability World Index for the 6th consecutive year

Banco Itaú Holding Financeira S.A. is pleased to announce its selection as a component of the Dow Jones Sustainability World Index (DJSI), edition 2005/2006, with 316 other companies from throughout the world. Itaú has been included in the index since its creation in 1999 and remains the only Latin American Bank present in the index portfolio.

Since it was established in 1999, the DJSI has become an important benchmark for foreign fund management institutions. These institutions base their investment decisions and the diversified products they offer their customers using as a yardstick the DJSI’s component companies, given the latter’s commitment to social, environmental and cultural development.

The DJSI is made up of shares of companies of recognized corporate sustainability able to create shareholder value over the long-term through the maximizing of opportunities as well as managing the risks associated to economic, environmental and social factors. In other words, the Index considers not only financial performance, but principally the quality of corporate management that should combine economic value with transparency, corporate governance and social responsibility as a means of achieving long-term sustainability.

The new composition of the DJSI comprises 317 companies from 24 countries, being three Brazilian companies. The Index is revised annually based on questionnaires sent to the companies and information published in annual reports and on investor relations’ websites. The survey covered the 2,500 largest companies in the Dow Jones World Index by market capitalization, representing 58 industrial sectors. Only the 10% best classified companies in the sustainability ranking were selected for inclusion in the index, based on the analysis of some 30 items relating to economic, social and environmental performance. The research and selection processes are audited by PricewaterhouseCoopers.

Among the items analyzed, of particular note were Investor Relations and Risk and Crisis Management, where Itaú achieved the maximum score (100%).

The participation in the Dow Jones index reflects Itaú’s long-term commitment to principles such as ethical management, transparency, legal compliance, corporate governance and social, cultural and environmental responsibility. We believe this commitment to be a crucial factor to maintain our sustained growth in the next years with creation of value to our shareholders.

São Paulo, September 12th, 2005.

Alfredo Egydio Setubal
Investor Relations Officer